UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 000-53223

CUSIP Number 570372102

NOTIFICATION OF LATE FILING

(Check One):  [X ] Form 10-K [   ] Form 11-K [   ] Form 20-F [   ] Form 10-Q [   ] Form 10-D [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: December 31, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Marizyme, Inc.
Full Name of Registrant

109 Ambersweet Way, #401
Address of Principal Executive Office (Street and Number)

Davenport, FL 33897
City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has experienced a delay in completing the necessary disclosures and finalizing its financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”). As a result of this delay, the Registrant is unable to file its Annual Report by the prescribed filing date of March 30, 2020 without unreasonable effort or expense. The registrant anticipates that it will file the Form 10-K within the 15 day grace period provided by Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Nicholas DeVito	(732)	723-7395
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Marizyme, Inc.
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2020

	By:	/s/ Nicholas DeVito
Nicholas Devito
Interim Chief Executive Officer